UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

My Size, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

62844N208

(CUSIP Number)

David E. Lazar

c/o ACTIVIST INVESTING llc

1185 Avenue of the Americas, Third Floor

New York, New York 10036

(646) 768-8417

SPENCER FELDMAN, ESQ.

Kenneth A. Schlesinger, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 27, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSONS David E. Lazar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA, ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Custodian Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Activist Investing LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 23,982,503 Shares outstanding, as of November 11, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Prospectus on Form 424B3 filed with the SEC on November 26, 2021.

A.	Activist Investing

(a)	As of the date hereof, Activist Investing did not own any Shares.

Percentage: Approximately 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Activist Investing during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Custodian Ventures

(a)	As of the date hereof, Custodian Ventures did not own any Shares.

Percentage: Approximately 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Custodian Ventures during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Mr. Lazar

(a)	As of the date hereof, Mr. Lazar did not own any Shares.

Percentage: Approximately 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Lazar during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(e)	As of December 28, 2021, the Reporting Persons ceased to be beneficial owners of more than 5% of the Shares.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2021

ACTIVIST INVESTING LLC

By:	/s/ David E. Lazar
	Name:	David E. Lazar
	Title:	Chief Executive Officer

CUSTODIAN VENTURES LLC

By:	/s/ David E. Lazar
	Name:	David E. Lazar
	Title:	Chief Executive Officer

/s/ David E. Lazar
DAVID E. LAZAR

SCHEDULE A

Transaction in the Shares During the Past Sixty Days

Nature of Transaction	Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

activist investing llc

Sale of Common Stock	(14,895)	0.5811	12/27/2021
Sale of Common Stock	(30,000)	0.5800	12/27/2021
Sale of Common Stock	(10,000)	0.5807	12/27/2021
Sale of Common Stock	(10,000)	0.5812	12/27/2021
Sale of Common Stock	(10,000)	0.5800	12/27/2021
Sale of Common Stock	(10,000)	0.5811	12/27/2021
Sale of Common Stock	(10,000)	0.5825	12/27/2021
Sale of Common Stock	(10,000)	0.5800	12/27/2021
Sale of Common Stock	(20,000)	0.5800	12/27/2021
Sale of Common Stock	(20,000)	0.5826	12/27/2021
Sale of Common Stock	(20,000)	0.5851	12/27/2021
Sale of Common Stock	(20,000)	0.5800	12/27/2021
Sale of Common Stock	(20,000)	0.5800	12/27/2021
Sale of Common Stock	(30,000)	0.58	12/27/2021
Sale of Common Stock	(30,000)	0.5800	12/27/2021
Sale of Common Stock	(30,000)	0.5801	12/27/2021
Sale of Common Stock	(30,000)	0.5800	12/27/2021
Sale of Common Stock	(10,000)	0.5832	12/27/2021
Sale of Common Stock	(10,000)	0.5830	12/27/2021
Sale of Common Stock	(10,000)	0.5842	12/27/2021
Sale of Common Stock	(10,000)	0.5882	12/27/2021
Sale of Common Stock	(10,000)	0.5851	12/27/2021
Sale of Common Stock	(10,000)	0.5907	12/27/2021
Sale of Common Stock	(9,335)	0.5934	12/27/2021
Sale of Common Stock	(10,000)	0.6028	12/27/2021

Custodian Ventures LLC

Sale of Common Stock	(20,000)	0.591	12/27/2021
Sale of Common Stock	(20,000)	0.5911	12/27/2021
Sale of Common Stock	(30,000)	0.5857	12/27/2021
Sale of Common Stock	(30,000)	0.5814	12/27/2021
Sale of Common Stock	(50,000)	0.6333	12/27/2021
Sale of Common Stock	(100,000)	0.63	12/27/2021
Sale of Common Stock	(50,000)	0.5800	12/28/2021
Sale of Common Stock	(2,670)	0.5775	12/28/2021
Sale of Common Stock	(10,000)	0.5802	12/28/2021
Sale of Common Stock	(40,000)	0.58	12/28/2021

Sch. A-1

Sale of Common Stock	(30,000)	0.5850	12/28/2021
Sale of Common Stock	(80,000)	0.5880	12/28/2021
Sale of Common Stock	(50,000)	0.588	12/28/2021
Sale of Common Stock	(76,290)	0.5803	12/28/2021
Sale of Common Stock	(50,000)	0.5918	12/28/2021

David E. Lazar

Sale of Common Stock	(10,000)	0.6201	12/27/2021
Sale of Common Stock	(10,000)	0.6201	12/27/2021
Sale of Common Stock	(10,000)	0.62	12/27/2021
Sale of Common Stock	(10,000)	0.6201	12/27/2021
Sale of Common Stock	(10,000)	0.6208	12/27/2021
Sale of Common Stock	(2,000)	0.63	12/27/2021
Sale of Common Stock	(2,000)	0.6301	12/27/2021
Sale of Common Stock	(2,000)	0.6311	12/27/2021
Sale of Common Stock	(2,000)	0.6321	12/27/2021
Sale of Common Stock	(2,000)	0.6321	12/27/2021
Sale of Common Stock	(2,000)	0.631	12/27/2021
Sale of Common Stock	(2,000)	0.631	12/27/2021
Sale of Common Stock	(2,000)	0.6310	12/27/2021
Sale of Common Stock	(2,000)	0.6308	12/27/2021
Sale of Common Stock	(2,000)	0.6306	12/27/2021
Sale of Common Stock	(1,000)	0.6308	12/27/2021
Sale of Common Stock	(1,000)	0.6308	12/27/2021
Sale of Common Stock	(1,000)	0.6352	12/27/2021
Sale of Common Stock	(1,000)	0.6305	12/27/2021
Sale of Common Stock	(1,000)	0.6304	12/27/2021
Sale of Common Stock	(16,114)	0.5825	12/27/2021
Sale of Common Stock	(10,000)	0.5906	12/27/2021
Sale of Common Stock	(10,000)	0.5900	12/27/2021
Sale of Common Stock	(10,000)	0.59	12/27/2021
Sale of Common Stock	(10,000)	0.59	12/27/2021
Sale of Common Stock	(10,000)	0.59	12/27/2021
Sale of Common Stock	(10,000)	0.5906	12/27/2021
Sale of Common Stock	(10,000)	0.60	12/27/2021
Sale of Common Stock	(10,000)	0.6021	12/27/2021
Sale of Common Stock	(10,000)	0.6013	12/27/2021
Sale of Common Stock	(10,000)	0.6032	12/27/2021
Sale of Common Stock	(10,000)	0.6096	12/27/2021
Sale of Common Stock	(10,000)	0.601	12/27/2021
Sale of Common Stock	(10,000)	0.6009	12/27/2021
Sale of Common Stock	(10,000)	0.6008	12/27/2021
Sale of Common Stock	(10,000)	0.6150	12/27/2021
Sale of Common Stock	(10,000)	0.6150	12/27/2021
Sale of Common Stock	(10,000)	0.6151	12/27/2021
Sale of Common Stock	(10,000)	0.615	12/27/2021
Sale of Common Stock	(10,000)	0.6200	12/27/2021

Sch. A-2